Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 1, 2015

Relating to Preliminary Prospectus Supplement dated June 1, 2015

Registration No. 333-202836

Associated Banc-Corp

Pricing Term Sheet

Issuer:	Associated Banc-Corp

Expected Issue Ratings*:	Baa3 (Moody’s) / BB (S&P)

Securities Offered:	Depositary Shares, each representing a 1/40th interest in a share of Associated Banc-Corp 6.125% Non-Cumulative Perpetual Preferred Stock, Series C

Size:

$65,000,000 (2,600,000 Depositary Shares)

Officers, directors and/or others affiliated with the Issuer are expected to purchase an aggregate of $11,430,000 (457,200 Depositary Shares) sold in the offering at the public offering price. The Underwriters will not receive any commissions on such purchases by the Issuer’s officers, directors and/or affiliates.

No Overallotment Option	The Issuer has not granted the underwriters any overallotment option

Liquidation Preference:	$1,000 per share of 6.125% Non-Cumulative Perpetual Preferred Stock, Series C (equivalent to $25 per Depositary Share)

Public Offering Price:	$25 per Depositary Share

Maturity:	Perpetual

Underwriting Commission(1):	$1,687,455

Net Proceeds to Issuer(2):	$63,312,545

Dividend Rate:	6.125% per annum

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 each year, commencing September 15, 2015

Redemption Provisions:	In whole or in part, from time to time, on any dividend payment date on or after June 15, 2020, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (subject to limitations described in the preliminary prospectus supplement dated June 1, 2015).

Non-Cumulative Dividends:	Dividends will not be cumulative. If Associated Banc-Corp does not declare dividends or does not pay dividends in full on the Series C Preferred Stock on any date on which dividends are due, then these undeclared and unpaid dividends will not cumulate, accrue, or be payable.

Book Entry Form	The Depositary Shares will be issued in book-entry form through The Depository Trust Company.

Trade Date:	June 1, 2015

Settlement Date:	June 8, 2015 (T+5)

CUSIP/ISIN for the Depositary Shares:	045488 400 / US0454884000

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange under the symbol “ASBPRC”. If approved for listing, trading of the Depositary Shares is expected to commence within a 30-day period after the initial delivery of the Depositary Shares.

Joint Book-Running Managers:	UBS Securities LLC; Citigroup Global Markets Inc.

Co-Managers:	Robert W. Baird & Co. Incorporated; Deutsche Bank Securities Inc.; Goldman, Sachs & Co.; Keefe Bruyette & Woods, Incorporated; RBC Capital Markets, LLC; Sandler O’Neill & Partners, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(1)	To the extent of sales to certain institutions, the total underwriting commissions will be less than the total shown above.
(2)	To the extent of sales to certain institutions, the net proceeds will be more than the total shown above.

The issuer has filed a registration statement (including a preliminary prospectus supplement dated June 1, 2015 and an accompanying prospectus dated March 17, 2015) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling UBS Securities LLC at 888-827-7275 or Citigroup Global Markets Inc. at 1-800-831-9146.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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